Exhibit 99.2

RYB Education, Inc. Announces Change of Board Composition

BEIJING, September 17, 2021 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced the resignation of Mr. Chimin Cao as the chairman of the board of directors (the “Board”) of the Company and the re-designation of him as the honorary chairman of the Board, the resignation of Mr. Cen Shi as a director of the Board and the re-designation of him as an observer of the Board, and the appointment of the Mr. Gang Chen as the chairman of the Board, effective September 17, 2021. Mr. Cao will remain as a director of the Board. Mr. Cao and Mr. Shi resigned from their current positions for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Cao will also no longer serve on the nominating and corporate governance committee of the Board. The Company is grateful for Mr. Cao’s contribution over the years as the co-founder of the Company. Mr. Dennis Demiao Zhu is appointed as the chair and Mr. Joel A. Getz as a member of the corporate governance and nominating committee of the Board, effective September 17, 2021. Ms. Yanlai Shi, co-founder of the Company, will continue to act as director and Chief Executive Officer, while Mr. Hao Gu remains as Chief Financial Officer of the Company.

Mr. Gang Chen is a partner of Ascendent Capital Partners, where he has been heavily involved in managing its portfolio companies and accumulated extensive experience in operations and corporate management. Prior to joining Ascendent, he served as the chief strategist for Biltmore Capital Group and head of alternative investment group for CMS Companies. Mr. Chen received his bachelor’s degree from East China Normal University where he worked for two years as a college teacher after graduation. He obtained a master of business administration degree from the Yale School of Management.

Mr. Gang Chen, RYB’s new chairman of the Board commented, “RYB firmly supports the governmental strategies and policies related to pre-school education, and is fully committed to promoting inclusive education. Going forward, RYB will continue to actively uphold our social responsibilities. We will serve the overall national development, operate in compliance with laws and regulations, and continuously improve the quality of education and services. Furthermore, we will increase our investments in digital transformation, refined operations, teacher training and safety management, making practical moves to actively implement policies that aim to provide accessible education to young children and better services to families and society.”

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; the Company’s growth strategies; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com